

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2022

Robert Weinstein
Chief Financial Officer
Synaptogenix, Inc.
1185 Avenue of the Americas, 3rd Floor
New York, New York 10036

      Re: Synaptogenix, Inc.
          Registration Statement on Form S-3
          Filed December 16, 2022
          File No. 333-268831

Dear Robert Weinstein:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Daniel Crawford at 202-551-7767 with any questions.

                  Sincerely,

                  Division of Corporation Finance
                  Office of Life Sciences

cc: Daniel Bagliebter, Esq.